Exhibit 99.1

Vast Business Combination with NABORS Energy Transition Corp.

Investor Conference Call Transcript

February 14, 2023

Operator

Good morning, and welcome to the conference call to discuss the proposed business combination between Vast Solar Pty Ltd, or Vast, and Nabors Energy Transition Corp., or NETC.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, statements relating to Vast’s and NETC’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties, and future Vast product development and performance. Forward-looking statements are inherently subject to risks, uncertainties (some of which are beyond the control of the parties) and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and to review NETC’s filings with the SEC for a discussion of these risks that can affect the business combination, Vast’s business, and the business of the combined company after completion of the proposed business combination.

NETC and Vast are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

I will now turn the call over to Mr. Anthony Petrello, President and CEO of NETC and Nabors Industries Ltd. Please go ahead.

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Anthony Petrello – President, CEO, Nabors Energy Transition Corp. and Chairman, President and CEO, Nabors Industries Ltd.

Thank you for joining this morning.

I’ll begin my remarks with the steps that NETC has taken to reach this point. Then I’ll discuss the opportunity for Vast and its next generation concentrated solar power technology, and the benefits of the business combination.

This transaction highlights the value creation that we at Nabors envisioned when we first launched our SPAC.

We believe the world requires clean, dispatchable and scalable power, from multiple sources, to meet its growing needs over the coming decades. At Nabors, our drilling activities are focused on reducing emissions at the rig site, through the use of our advanced technology. We are confident that our expertise utilized in our core business -- in automation, robotics, AI, and material science -- can be applied to develop markets in adjacent verticals. At the same time, our capabilities can help unlock value in the energy transition more broadly. We have named our guiding vision in these efforts “Energy Without Compromise.”

Our proficiencies in global operations, innovative engineering, technology development and advanced manufacturing, ideally position us to accelerate the development and scaling of new energy technologies.

As we look over the energy landscape today, one of the most daunting challenges is to develop large-scale sources of renewable energy that are not intermittent, but provide baseload energy. The world urgently needs wind and solar to become dispatchable. Concentrated solar power is key to developing solar into a 24-hour resource.

The IEA estimates new CSP capacity additions of up to 430 GW by 2050, for on-grid applications alone. Given CSP’s many benefits, more will likely be needed to satisfy off-grid, heat, and green fuel markets. Yet, existing CSP plants have been plagued by operating issues, and have not kept pace with the growing needs of the market.

All of this brings me to today, and the transaction between Vast and NETC.

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We believe Vast is a unique entry point into a market with massive growth potential. Consistent with Nabors’ practices, we believe the attractive valuation reflects our established, disciplined process for transactions. Vast’s differentiated solar technology generates baseload and dispatchable electricity, on a cost-effective basis. Vast can also provide superior solutions for growing addressable markets, including:

•	Energy Storage

•	Green fuels, and

•	True renewable heat

The Vast technology has highly scalable growth potential. Nabors skillset will be available to Vast, as needed, to establish that market presence and drive its growth.

I will introduce you to Craig Wood, the CEO of Vast, in just a few moments. Before I do, it’s important to highlight the factors that distinguish Vast.

Vast’s technology is capable of generating zero-carbon, utility-scale electricity and heat. It can also be used to cost-effectively produce green fuels, such as solar methanol, sustainable aviation fuel, and green hydrogen.

The technology is both modular and scalable. It uses an innovative and differentiated sodium loop technology for heat transfer.

This approach allows Vast to deliver projects that are quicker, and easier, to permit and construct, compared to legacy CSP with central tower systems.

Additionally, these modular facilities provide more cost-effective renewable energy, heat, and storage, compared to existing alternatives.

We believe these attributes comprise a significant advancement versus traditional CSP systems. We call this evolution CSP 3.0.

Importantly for NETC, Vast is already an established technology developer. It significantly de-risked the technology early on, validating the individual components on three pilot projects.

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Subsequently, Vast built a demonstration plant which it successfully synchronized with the grid, in 2018. It then operated for a period of nearly 3 years.

Finally, Vast has successfully completed multiple, and very thorough, grant application processes. It has received awards from:

•	the US Department of Energy

•	the Australian Renewable Energy Agency, known as ARENA

•	and, most recently, the German-Australian Hydrogen Innovation and Technology Incubator, or HyGATE initiative.

Vast has built a pipeline of demonstration and commercial scale plants. These are now in various stages of development, and account for multiple gigawatts of prospective projects globally.

This is just the beginning.

I believe that Vast is ready to start a new chapter as a public company:

•	With an experienced management team ready to step up to the challenge,

•	innovative and proprietary technology and a differentiated offering,

•	a demonstrated ability to navigate the rigorous, utility-scale project development process, and

•	the support of Nabors and our ecosystem

In summary, we are excited about this opportunity and believe that Vast is the ideal partner for NETC.

I now want to hand the call over to Craig.

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Craig Wood – CEO, Vast

Thanks Tony, and thanks everyone for joining us on the call today. On behalf of Vast, I share Tony’s enthusiasm for the opportunity ahead of us in our combination with NETC.

Since our formation in 2009, Vast has been committed to delivering carbon-free energy to the world through the development and construction of facilities using our unique, modular tower CSP system. Our technology is designed to generate zero-carbon electricity and heat, and it acts as a highly efficient energy storage system and an enabler of green fuel production.

We developed our system with an eye to addressing the enduring challenges of previous generations of CSP technologies. Our system has been validated through 5 years of development of individual components, and nearly 3 years of operations at our 1.1 megawatt grid-synchronized demonstration plant. We have undergone rigorous grant processes with each of ARENA, the German Federal Ministry of Education and Research and the US DOE, and we believe the grants we have been awarded are evidence of support for our technology and our company.

There is currently a global installed base of CSP of approximately 7 gigawatts, and the IEA projects new CSP deployments of up to 430 gigawatts by 2050 for on-grid applications alone. Further deployment in off-grid projects with baseload energy requirements, process heat, and as the primary energy source for green fuel production could reach more than a terawatt by 2050. We believe Vast is well-positioned to seize opportunities in the market right now, as well as those that will develop as the market for CSP rapidly grows.

At the moment, our focus is on several exciting projects.

Our commercial reference plant is a 30 megawatt grid-connected CSP plant, located in Port Augusta, and known as VS1. This project is expected to reach financial close in the next twelve months and is to be funded in part by concessional finance from the Australian Government of up to 110 million Australian dollars, or approximately 77 million US dollars, and a recently approved non-dilutive grant from ARENA of up to 65 million Australian dollars, or approximately 45 million US dollars.

We are also developing a commercial demonstration project to produce solar methanol. Solar Methanol One, or SM1, will be co-located with VS1 and is being designed to produce 20 tons per day of green methanol, fueled in part by heat and electricity from VS1. Creating fuels requires heat, and heat is more efficiently produced by CSP rather than by traditional intermittent renewables like PV and wind, ultimately delivering cheaper green fuels. SM1 is being funded in part by the German-Australian Hydrogen Innovation and Technology Incubator, or HyGATE, via a non-dilutive grant of approximately 40 million Australian dollars, or 28 million US dollars. We are firm believers that CSP will play a material role in the production of green renewable fuels such as hydrogen, methanol and sustainable aviation fuel or SAF.

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Our pipeline of future potential opportunities includes several projects in Australia as well as overseas markets, with the focus primarily being on the U.S. and the Middle East. For example, located near Mount Isa in the northeast of Australia, VS2 is a 50 megawatt integrated hybrid PV+CSP+Gas+Battery plant that showcases the ability to combine multiple forms of generation to produce cost-effective baseload dispatchable power.

The United States is particularly interesting. What's happened to the economics of our projects with the passage of the Inflation Reduction Act is really significant, with investment tax credits and other incentives projected to reduce the levelized cost of energy by up to 25% by 2030. This takes what was already a competitive technology and further reduces the barriers to adoption. We have plans to accelerate the development of our US project pipeline beginning this year.

Getting back to our technology, I think it’s important to provide some background on what CSP is, and why it can make such an outsized impact in the global push for decarbonization. Solar PV is a relatively cheap source of energy and, along with wind, is expected to provide the lion's share of the world’s renewable power. However, energy generated by PV and wind is difficult to cost-effectively store for long durations. Lithium, which represents today’s most prevalent storage pairing alternative, comes with many challenges including cost, supply chain issues and the environmental impacts of mining and waste.

By contrast, CSP is a highly cost-effective way of capturing and storing energy from the sun in the form of heat, so that energy may be deployed overnight. The technology uses mirrors – called heliostats – that track the sun and reflect and concentrate its rays onto a central point, called a receiver. Receivers sit on top of towers and absorb the heat from the reflected sunlight, which is then transferred into a fluid for heat exchange and storage. Think of it as a giant thermal battery that charges itself daily with the sun.

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While Vast’s system incorporates new approaches and novel technology, it’s important to understand that CSP itself is not new. CSP has a long history, with over 100 projects operating around the world today. The majority of that capacity uses parabolic trough solar collectors, or what we call CSP v1.0. Troughs are predictable and bankable, but their efficiency is low and the energy they produce is relatively expensive.

What people have been doing for the last decade or so is moving towards central tower receiver designs, or what we call CSP v2.0. Central tower designs take mirrors and, instead of focusing the energy on a single small pipe filled with oil in front of each mirror (as is the case with CSP v1.0 trough systems), they focus the energy on a single point at the top of a tall tower. The problem is that to achieve efficiencies of scale, the towers are typically over 700 feet tall, have thousands of pounds of serviceable equipment at the top, and they’re subject to significant thermal process shocks and, by definition, they are a single point of failure risk for the entire plant.

This brings me to our technology. At Vast, we’ve taken the best parts of parabolic trough systems and combined them with the tower modality to deliver a modular tower system that is the next evolution of CSP – Vast’s CSP v3.0 technology.

We believe that our system delivers benefits across two main categories:

•	First, our modular modality allows us to make better use of heliostats, achieving a 10-20% efficiency gain versus central tower designs, and it removes single-point-of-failure risk while making each of our towers much smaller, less complex, and easier to permit, build, operate and maintain.

•	Second, our design uses sodium, a superior conductive medium versus oil or salt, as the heat transfer fluid while retaining molten salt as the storage medium. This allows us to achieve superior thermal process control and it avoids having to empty out and restart the solar receivers on a daily basis as is the case with central tower technology.

The system delivers cost efficient power and heat by reducing upfront capital cost, reducing the time it takes to construct plants, and by ensuring more reliable and simplified operations.

Our target at scale is to deliver power for US$50 per MWhr at an 80-90% capacity factor by combining PV for daytime generation with our CSP technology for overnight.

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The system that we've created is very flexible – we can generate electricity once the sun has gone down, but we can also take that heat from the hot tank and use it directly in process heat applications anytime during the day or night. So, when you move forward past decarbonization of the electricity grid and think about other large sectors to decarbonize – fuel production, industrial methanol, hydrogen, desalinization and other industrial processes that use heat – our ability to cost efficiently deliver both heat and electricity becomes very powerful.

It is worth noting that we’ve also made advances in the manufacturing process for each of our future projects. Our pop-up manufacturing facilities are expected to be fully automated, and we believe this will allow us to economically manufacture on-site and reduce logistics costs and supply chain constraints.

Crucially, our technology is protected by pending patents in key markets, as well as a host of trade secrets covering process, design and operations. Our system uses inexpensive, readily available materials like glass and steel, with no reliance on rare earth minerals, and no exposure to some of the humanitarian concerns posed by the manufacturing practices for PV panels.

To efficiently and effectively deliver projects that use our CSP technology, we are organized in four business lines: independent energy production, or IEP; equipment manufacturing and sales, or OEM; operations and maintenance, or O&M; and, finally, engineering and construction, known as EPC.

The first of these is IEP, our project development and operations business. We anticipate the IEP business will become a sizeable asset owner of projects that use Vast’s CSP v3.0 technology like Port Augusta VS1, SM1, and Mount Isa VS2.

If, as we believe will be the case, our technology becomes ubiquitous, this should enable a substantial percentage of our revenues to be derived from OEM sales of CSP systems to projects developed either by us or by third parties. As the name suggests, that is a business that will manufacture equipment that employs our IP and know-how. Key to our growth in the OEM market will be the novelty of our technology and the fact that we are one of the only CSP technology providers that can sell an entire system, versus individual components of the system.

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The third stream in our business will be O&M, operations and maintenance. As we pioneered the technology, we believe we are world leaders in the use of sodium as a heat transfer fluid in CSP. Through operating our demonstration plant for nearly 3 years, we have developed and refined the procedures that are necessary to safely and effectively operate plants that use our technology. We expect to provide O&M services and repairs to customers through this business unit.

The final part of our business will be EPC. We expect that our EPC unit will have high level construction and management skills so that we can more effectively manage our construction partners, and directly address any required construction functions that appear as we scale.

One of the key elements of running a successful business is to forge deep partnerships to complement in-house capabilities. We have a worldwide network of deep and long-standing partnerships with what we consider to be some of the best service providers, research partners, and strategic partners available.

We are most excited about the opportunity to add Nabors to that network, in connection with our combination with NETC. Nabors brings so much to the table. Its engineering and technological capabilities, combined with its expertise in robotics, automation and manufacturing, we believe will have a material and immediate impact on our business. We also believe that Nabors’ relationships in the Middle East and the U.S. will help expedite our project development pipeline.

Really important on the strategic partner list is the Australian government, in a variety of forms. With support from ARENA over the last decade, Vast has become a leading CSP company. ARENA is continuing that relationship with financing support for our VS1 project of up to 65 million Australian dollars. This is in addition to 40 million dollars from the Australian and German governments for SM1 which will produce fuels for shipping and aviation using energy from the sun.

So, in summary, we believe the market potential for CSP is substantial, and we are well-positioned to address that market across multiple segments, including on- and off-grid electricity generation, renewable heat and green fuels. We believe our CSP v3.0 technology represents a significant evolution from traditional CSP systems, with the potential to be able to produce 24/7 dispatchable energy from the sun’s rays. The technology has been de-risked through nearly 3 years of continuous operation. We believe we are structured for success through our four lines of business, IEP; OEM; O&M; and EPC. And we believe we have the key partnerships to help us execute on our pipeline of potential business.

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I’d now like to turn the call over to Guillermo Sierra, VP of Energy Transition at NETC to discuss the transaction and some of the synergies between Vast and Nabors that will make this combination attractive.

Guillermo Sierra – VP, Energy Transition, Nabors Energy Transition Corp.

Thanks, Craig.

The technology and infrastructure that Craig just described is really Nabors’ bread and butter. It’s what we do on the traditional energy side every day, across the planet, quickly and efficiently standing up facilities and operations in harsh environments and operating them safely and with precision. We believe that our global experience and functional expertise represent true value adds for Vast.

We expect deep collaboration between Nabors and Vast in a number of areas. Nabors’ approach to leading the energy transition that Tony laid out a few minutes ago is key to this. We believe that our investments and expertise in material science, robotics, automation, remote operations, advanced manufacturing and other areas will allow us to enhance Vast’s offering and help expedite its growth. In addition, we intend to leverage Nabors’ relationships and the multi-jurisdictional know-how that comes with operating in over 20 countries to make introductions for Vast that may otherwise take a longer time to cultivate. We expect to utilize our experiences to assist in speeding up Vast’s development process and enhancing its pipeline of opportunities, especially with respect to the Middle East and the United States.

In addition to all of the above, we believe that Vast will benefit from the collaborative environment we’ve designed among our portfolio of venture investments. This is already evidenced by certain collaboration agreements signed between Vast and Sage, one of our geothermal venture businesses, as well as between Vast and Natron, a revolutionary sodium-based battery technology business we’ve invested in. By providing access to all of this knowledge and experience, we believe Vast will be able to accelerate its scale up and broaden the impact of its efforts.

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The potential for collaboration, cost-savings and efficiency through this combination is significant, and we believe this may extend into areas like automated heliostat cleaning, remote real-time monitoring software and systems, data collection and overall engineering firepower. As Vast grows from its current footprint in Australia into the US and other parts of the world, we believe that Vast can benefit from Nabors’ experience and lessons learned.

With Vast’s differentiated technology and the synergies we see with Nabors, we are excited to present the details of this transaction. Subject to certain conditions, Nabors and AgCentral Energy, the controlling shareholder of Vast, have each agreed to commit up to 15 million US dollars of capital to support the transaction. The company is targeting 35 million US dollars of additional capital from other third-party investors. The pro forma equity value of the combined company is expected to be between 305 and 586 million US dollars depending on the level of redemptions. At closing, the balance of NETC’s trust account will be released to Vast. AgCentral Energy and management will roll all of their interests in Vast into the combined company, which we believe reflects their support for the combination, as well as confidence in the go-forward prospects of the combined company.

Listen, this transaction lies at the center of what we have been carefully creating and curating over the last few years on the venture and energy transition side at Nabors. It truly represents the combination of world class, cutting edge, proprietary, evolutionary CSP technology with a global energy technology and operational platform. We believe that Vast will be uniquely positioned to rapidly scale and do their part in solving the storage and dispatch challenges faced by other renewable energy solutions - and NETC, along with Nabors, are excited about this opportunity.

Just another piece to Nabors’ commitment to Energy Without Compromise.

We thank you for your time this morning. Have a great day.

Operator

That concludes today’s conference call. Thank you for joining. You may now disconnect.

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